Exhibit 99.1

                           Explanation of Responses:


(1) This amendment is being filed due to the fact that on December 21, 2006, Mr. Meckler resigned from his position as a trustee of the 4 trusts established for the benefit of Mr. Meckler's four children (the "Children's Trusts"), in which capacity he exercised investment control over the Children's Trusts, resulting in a deemed disposition of beneficial ownership by Mr. Meckler for Section 16 purposes of the 1,323,213 shares of Common Stock held of record by the Children's Trusts at that time (the "Disposition") (the number shares of Common Stock held of record by each of the Children's Trusts at the time of Mr. Meckler's resignation, however, remained unchanged since no actual disposition took place in connection with Mr. Meckler's resignation). The shares of Common Stock held of record by the Children's Trusts were also inadvertently included in the totals reported in the four (4) Form 4s filed by Mr. Meckler on April 16, 2008, April 23, 2008, April 28, 2008 and May 14, 2008, and consequently overstated the number of indirectly held shares of Common Stock that Mr. Meckler could be deemed to beneficially own.

(2) At the time of the Disposition, the trust established for Mr. Meckler's daughter, Caroline Meckler (the "Caroline Meckler Trust"), held of record 330,804 shares of Common Stock. As of March 26, 2008, the filing date of the original Form 4, the Caroline Meckler Trust held of record 335,604 shares of Common Stock.